[ProShare Advisors LLC letterhead]

October 1, 2009

VIA EDGAR CORRESPONDENCE

Mr. Christian Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Sandoe:

This letter is in response to comments that you relayed to me by phone on September 14, 2009 concerning Post-Effective Amendment No. 16 under the Securities Act of 1933 and Amendment No. 23 under the Investment Company Act to the Registration Statement of ProShares Trust (the “Registrant”) on Form N-1A.

For convenience of reference, I have included your specific comment or suggestion before each response.

1.	Comment: On page 2 (i.e., the inside front cover) of the full statutory prospectus, all paragraphs should be removed.

Response: The requested change has been made.

2.	Comment: On page 5 of the full statutory prospectus, remove the date on the summary section page break.

Response: The requested change has been made.

3.	Comment: On pages 6-7 and throughout the full statutory prospectus, remove fund category page lead-ins.

Response: The requested change has been made.

4.	Comment: In the summary for each of the Trust’s series (each, a “Fund” and together, the “Funds”), delete the first two paragraphs.

Response: The requested change has been made.

Mr. Christian Sandoe

October 1, 2009

5.	Comment: On the cover of the full statutory prospectus include the ticker symbol of each Fund and also the primary exchange on which the Fund trades.

Response: The requested change has been made.

6.	Comment: In each Fund summary, move the description of the index from the “Investment Objective” section to the “Principal Investment Strategies” section.

Response: The requested change has been made.

7.	Comment: In each Fund summary, delete the word “sell” in the introducing paragraph to the Fee Tables.

Response: The requested change has been made.

8.	Comment: In the Fee Table of each Fund summary, change the lines “Total Gross Annual Operating Expenses” and “Total Net Annual Operating Expenses” to “Annual Operating Expenses Before Fee Waivers and Expense Reimbursements” and “Annual Operating Expenses After Fee Waivers and Expense Reimbursements,” respectively.

Response: The Registrant respectfully declines to make the requested change. Instruction 3(e) to Item 3 of Form N-1A asks that a registrant that has a fee waiver or expense reimbursement should use appropriate descriptive captions, such as…“Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement] (emphasis added).” The Instruction does not appear to mandate the use of any one phrase but offers only an example. The Registrant believes that the use of the word “Gross” for the words “Before Fee Waivers and/or Expense Reimbursements” and the word “Net” for the words “After Fee Waivers and/or Expense Reimbursements” is simpler, easier to understand, graphically more suitable and consistent with the Commission’s plain English directive.

9.	Comment: In the Fee Table of each Fund summary, change the line “Investment Advisory” to “Investment Management.”

Response: The Registrant respectfully declines to make the requested change. The Registrant, for itself and on behalf of each Fund, has both an “investment advisory” contract with ProShare Advisors LLC (the “Advisor”) and also a “management services” contract with the Advisor. The 0.75% fee rate indicated in the line item entitled “Investment Advisory” is for investment advisory services and not for management services (which are included in Other Expenses). Accordingly, making the requested change could leave shareholders with the misleading impression that the Registrant is paying a 0.75% fee rate for management services rather than advisory services.

10.	Comment: In the Fee Table of each Fund summary, remove the “Other Expenses” footnote.

Mr. Christian Sandoe

October 1, 2009

Response: The Registrant has made the requested change unless, consistent with Instruction 3(c)(2) to Item 3 of Form N-1A, a Fund had extraordinary expenses that were incurred that materially affected “Other Expenses,” in which case it has been disclosed in a footnote to the table what “Other Expenses” would have been had the extraordinary expenses been included.

11.	Comment: In each Fund summary, remove the last two sentences in the “Portfolio Turnover” section.

Response: The Registrant respectfully declines to make the requested change. The last two sentences in the “Portfolio Turnover” section read: “However, this portfolio turnover rate is calculated without regard to cash instruments or derivatives. If such instruments were included, the Fund’s portfolio turnover rate would be significantly higher.” In light of each Fund’s significant, and in certain cases, exclusive use of cash instruments and derivatives, the Registrant believes that the two sentences are necessary in order to make the disclosed portfolio turnover rate not misleading to shareholders.

12.	Suggestion: In each Fund summary, remove textual description of a Fund’s investments (e.g., descriptions of swaps, futures, etc.).

Response: The Registrant has accepted the suggestion in part. The detailed discussion of money market instruments has been eliminated. The Registrant believes that readers of the Summary Prospectus have an appropriate notion as to what constitutes a money market instrument. However, with respect to swap agreements and futures, the Registrant believes that some description of such instruments will be helpful to investors.

13.	Comment: In each Fund summary, under the Average Annual Total Return charts, incorporate into a parenthetical after the name of the index the text from the existing footnote, which states: “Reflects no deduction for fees, expenses or taxes. Adjusted to reflect the reinvestment of dividends paid by companies in the index. Since Inception returns are calculated from the date the Fund commenced operations.”

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that including the information in a footnote is simpler, easier to understand, graphically more suitable and consistent with the Commission’s plain English directive.

14.	Comment: Confirm that there is no financial intermediary compensation.

Response: The Registrant confirms that no Fund or any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

15.	Comment: In the full statutory prospectus, indicate which Funds are subject to Rule 35d-1 and which Funds are not.

Mr. Christian Sandoe

October 1, 2009

Response: The requested change has been made.

If you have any questions, please do not hesitate to contact me at 240-497-6495.

Very truly yours,

/s/ Barry Pershkow

Barry Pershkow

Vice President and Legal Counsel

ProShare Advisors LLC